SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported) February 5, 2025

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.0001

Item 9. Departure of Certain Officers

Chief Financial Officer Michael Manahan notified us on February 5, 2025 that he was resigning as Chief Financial Officer, effective immediately.

The Board of Directors has appointed Chief Marketing Officer Jeff Moses to serve as Acting Chief Financial Officer until a new chief financial and accounting officer has been appointed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

/s/ Jeff Moses
Acting Chief Financial Officer February 26, 2025